
EUA ENERGY CAPITAL & SERVICES I
Statements of Income
Periods Ended September 30, 2000
 (expressed in millions, rounded to hundred thousands of dollars)
(Unaudited, subject to adjustment)


                         Quarter          Six Months
                         -------          ----------

Operating revenues          $-     $0.2
                         --     ----
Operating expenses:
     Operation          -     0.1
     Depreciation and amortization     -     0.1
                         --     ----
               Total operating expenses     -     0.2
                         --          ----
                 Operating income          -          -
                         --          ----
Other income and deductions:
     Interest and dividend income     -          0.1
     --          ----
               Total other income          -          0.1
                         --          ----
                 Net income          $-          $0.1
                         ==          ====

